G R U P P O · M E D I A S E T





10015031

082-04575

12g3-2(b)

RECEIVED
2010 JAN -4 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 4th January 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of December.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

GRUPPO MEDIASET

RECEIVED
2010 JAN -4 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

MEDIASET BOARD OF DIRECTORS' MEETING 15 DECEMBER 2009

MEDIASET S.P.A. – BOND ISSUE

The Board of Directors, which met today under the chairmanship of Fedele Confalonieri, resolved to proceed with the issue of an unrated bonded loan - the company's first on the Eurobond market and aimed solely at qualified investors - before the end of 2010. The bonded loan will be for a nominal total of up to €300 million.

The definitive terms for the issue will be determined at pricing on the basis of market conditions and communicated immediately.

This operation will make it possible to extend the average expiry dates of the Mediaset Group's debt.

* * *

This Press Release is not an offer for the purchase of bonds in the United States. The bonds have not, and will not, be registered as per the United States Securities Act del 1933, as modified ("Securities Act"), or in the terms of any financial regulation in any of the states of the United States, or on behalf or to the benefit of a "U.S. person", as per the definition given by Regulation S of the Securities Act, unless within the limits of applicable exceptions, i.e., an operation not subject to registration requirements under the Securities Act.
This Press Release is not a public offer of financial products in Italy, as per art. 1, para. 1, letter. t), of Legislative Decree N°58 of 24 February 1998 .
This Press Release is exclusively aimed at subjects (i) outside the United Kingdom; (ii) with professional credentials in maters pertaining to financial investments, as per art. 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as modified ("Order") or (iii) covered by the definition of art. 49, second para. from a) to d) of the Order or (iv) those to whom this Press Release may be sent without violating the terms of article 21 of the Financial Services and Markets Act 2000 (collectively identified as "relevant persons"). This Press Release is aimed solely at such relevant persons who may not pass it on to others. All forms of investment referred to by this Press Release is exclusively reserved to relevant persons and may only be effected by relevant persons.
This Press Release is not an offer of sale or an invitation to invest in financial products. Moreover, bonds may not be sold in any country or jurisdiction in which such an offer might be considered illegal. No action has or will be taken to permit a public offer of the bonds under any jurisdiction, including in Italy.

This Press Release (and the information contained herein) is not for publication, either directly or indirectly, in the United States

Cologno Monzese, 15 December 2009

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)


GRUPPO
MEDIASET

PRESS RELEASE

INFORMATION REQUESTED BY CONSOB

Mediaset has taken note the communication issued this morning by its subsidiary Telecinco to the Comision Nacional del Mercado de Valores (CNMV). What follows is the full text of the said communication.

Madrid, 17 December 2009

Dear Sir,
Reference is made to your letter sent today, though which we are required to declare whether there exist conversations addressed to the operation of integration of the channels TELECINCO and CUATRO.

In this sense, I can confirm you the following:
Certain conversations have taken place or are taking place with different Groups of Communication related to the integration of TELECINCO with other television channels of national coverage, amongst them CUATRO.

Up to this date, no agreement has been reached in that sense, whether verbal or written.

Please do not hesitate to contact me for any further clarification.
Yours sincerely,
Mario Rodriguez Valderas
General Counsel and Member of the Board

Cologno Monzese, 17 December 2009

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

GRUPPO MEDIASET

PRESS RELEASE

NOTES CONCERNING THE TELECINCO-PRISA OPERATION

Today Telecinco our controlled company has disclosed the following press release:

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/1988, of 28th July, "GESTEVISIÓN TELECINCO, S.A." reports the following RELEVANT FACT The Boards of Directors of "GESTEVISIÓN TELECINCO S.A.", and "PROMOTORA DE INFORMACIONES, S.A." (Prisa) have entered into a Term Sheet (the "Agreement") today, on the following main terms and conditions:

1. Telecinco will acquire 100% of the share capital of a newly created entity, which includes Cuatro's operations (the Free-To-Air business of SOGECABLE S.A.) and will acquire a 22% participation in the entity that will hold the Pay Television business of SOGECABLE S.A.
2. In exchange for the aforementioned assets, PRISA will receive: a. Newly issued Telecinco shares, which after the Capital Increase described below, will represent approximately 18,3% of Telecinco's equity. These shares are valued at approximately 550 million euro based on the last 30-day trading average price per share b. An amount up to 500 million euro payable in cash
3. Telecinco will execute a rights issue capital increase of an amount of around 500 million euro, with the purpose of financing the transaction and reinforcing the balance sheet of the Company. Mediaset is committed to subscribe this capital increase on a pro-rata basis, being the remainder fully underwritten by a bank syndicate led by JP Morgan and Mediobanca, who will act as Joint Global Coordinators and Bookrunners and which will include BBVA and Banca Imi as "Lead Managers" and "Bookrunners". The terms of the capital increase will be determined at the time of the rights issue.
4. PRISA will be entitled to proportional representation on Telecinco's Board of Directors. Similarly Telecinco will have proportional representation on the Pay Television entity's Board. Furthermore, both companies have agreed other operational terms affecting the businesses
5. The Agreement is subject to certain conditions, which include, among other, a satisfactory financial, legal and tax confirmatory due diligence, the negotiation and agreement on the long form final documentation, the approval by the competent corporate bodies of each company and anti-trust and other regulatory approvals.
6. Mediobanca has been the sole financial adviser of Mediaset and JP Morgan the sole financial advisor of Telecinco in this transaction

Madrid, December 18 2009
The Secretary,
Mario Rodríguez Valderas

NOTE SUBMITTED BY MEDIASET SPA

Mediaset expressed satisfaction for the strategic scope of the operation and offered its congratulations to Telecinco.

Thanks to the agreement reached with Spain's leading publisher, the Mediaset Group has begun a new chapter in its history, has acquired a more central role internationally and confirmed and reinforced its lines of development.

With today's agreement, the Mediaset Group:

- makes a proud contribution to the affirmation of Italian business in Europe;

- demonstrates a marked entrepreneurial spirit with a capacity to invest also in a difficult economic scenario and in a country that is reacting with determination to a particularly tough crisis;
- reinforces its commitment and confidence in the future of generalist television;
- prepares the ground for the replication in Spain of the generalist multichannel strategy and the integrated offer of free-to-air and pay-TV already successfully established in Italy.

Mediaset SpA, as the major shareholder (50.5%) of GestevisionTelecinco S.A., has declared, from the outset, that it will vote in favour at the general meeting called to deliberate a capital increase and will subscribe in full its relative quota, of around € 252.5 milion.

To subscribe the capital increase, Mediaset SpA will make use of currently available financial resources and credit lines.

Cologno Monzese, december 18, 2009

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

GRUPPO MEDIASET

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PRESS RELEASE

MEDIASET S.P.A.: MINUTES OF BOARD DIRECTORS' MEETING

Mediaset S.p.A. would like to inform you that the Minutes of Board directors' Meeting of 2009, 15th December was published today. The Minutes is available for consultation at the registered office of the company, on the corporate website at www.mediaset.it/investor/documenti/2009/notizie_en.shtml and on the website of Borsa Italiana S.p.A.

Cologno Monzese, 21 December 2009

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
www.mediaset.it/investor

Registry no. 42602 Folder no. 13523

MINUTES OF BOARD DIRECTORS' MEETING

ITALIAN REPUBLIC

On the fifteenth day of December two thousand nine, at 3pm

15 Dec 2009

In Cologno Monzese, viale Europa 48.

Before me Arrigó Roveda, notary public practising in Milan, Milan Register of Notaries,

was Mr.

FEDELE CONFALONIERI, born in Milan 6 August 1937, with elected domicile for professional purposes in Milan, via Paleocapa 3,

of whose personal identity I am certain, in his capacity as Chairman of the Board of Directors, who informed me of a meeting of the board of directors of

"MEDIASET S.P.A."

with head office in Milan, Via Paleocapa, paid in share capital of Euro 614,238,333.28, Milan Company Register, fiscal code and VAT number 09032310154, existing under Italian law, called today, in this place and at 3pm, by email sent to eligible participants on 14 Dec 2009, further to the notice of meeting also sent by email on 11 Dec 2009, pursuant to article 19 of the company bylaws, to vote on the following

AGENDA

Extraordinary session:

Resolutions concerning article 23, clause 2, of the company bylaws.

Ordinary session:

OMISSIS

The meeting was chaired by Mr Fedele Confalonieri, who asked me to prepare the minutes of this board meeting as regards the discussion of the only item on the agenda of the extraordinary session of the meeting.

The Chairman established that the following persons were in attendance:

B) directors

- Fedele Confalonieri
- Pier Silvio Berlusconi

- Giuliano Adreani
- Pasquale Cannatelli
- Paolo Andrea Colombo
- Mauro Crippa
- Bruno Ermolli
- Luigi Fausti
- Marco Giordani
- Alfredo Messina
- Gina Nieri
- Niccolò Querci
- Carlo Secchi
- Attilio Ventura

C) statutory auditors

- Alberto Giussani, Chairman of the Board of Statutory auditors
- Silvio Bianchi Martini
- Francesco Vittadini,

while director Marina Berlusconi justified her absence, and therefore declared that the board meeting was validly constituted and had a quorum, after verifying the identity of those present and their capacity to attend.

The Chairman then moved on to the only item on the agenda of the extraordinary session, reminding those in attendance that pursuant to the combined provisions of article 2410, clause 1, of the Italian civil code and article 23, clause 2, of the company bylaws, the capacity to issue non convertible bonds within the limits set forth in article 2412 of the Italian civil code and in any case up to the maximum amount of Euro 300,000,000.00 lies with the Board of Directors.

He then asked Director Marco Giordani to explain the reasons why the Board was being asked to approve the issue, should favourable conditions for the company apply, of non convertible bonds up to a total amount of Euro 300,000,000.00, for placement in euros no later than 31 Dec 2010. Specifically, the operation will extend the average expiry of Mediaset Group debt.

The bonds will be offered to qualified investors in Italy and internationally,

with the exception of the United States of America.

The Chairman then invited the Board of Statutory Auditors to certify compliance with the limit provided by article 2412 of the Italian civil code.

The Chairman of the Board of Statutory Auditors Alberto Giussani confirmed that the issue of bonds amounting to Euro 300,000,000.00 complies with the limit provided by article 2412 of the Italian civil code.

The Board of Directors

- having taken note of the report by Director Marco Giordani,
- having heard the Board of Statutory Auditors certify compliance with the limit provided by article 2412 of the Italian civil code,
- conditionally on compliance with every requirement and limit provided by applicable law

resolved

a) to issue, should favourable conditions for the company apply, non convertible bonds amounting to a total of Euro 300,000,000.00 (threehundredmillionpointzerozero), with the following characteristics:

- method of issue: one or more tranches;
- subscribers: the bonds will be offered to qualified investors in Italy and internationally, with the exception of the United States of America, pursuant to Regulation S of the 1933 United States Securities Act;

b) to grant powers to the Chairman, Vice Chairman, Managing Director and Director Marco Giordani, also separately and with the power to appoint sub-delegates, to implement the aforementioned resolution no later than 31 Dec 2010 and specifically:

- to determine, within the maximum limits resolved, the amount, duration, issue price, interest rate, date, any covenants, terms and conditions of issue, as well as to define the relevant regulations, with the power to apply for listing on the Stock Markets of European States;
- to fullfil all requirements, including information reporting requirements, established by all the competent Italian and international Authorities in connection with the issue, placement and listing of the bonds;
- to define and stipulate every transaction, contract, agreement, certificate and act (including, for example, the subscription agreement, the deed of

covenant and the trust deed) for the purposes of issuing and placing the bonds;

- to perform everything that is necessary and appropriate for the good outcome of the operation;
- to modify, rectify or supplement the aforementioned resolutions as requested by the competent Authorities or for the purposes of registration in the Company Register.

The Chairman informed the meeting that the resolution was unanimously approved by show of hands.

The Chairman informed the attendees that the meeting of the board of directors would continue in the same place, to discuss the other items on the agenda, the minutes of which would be prepared in a separate document.

After which, as there were no more items on the agenda of the extraordinary session and as no one else asked to speak, the Chairman declared the meeting closed at 3.13pm.

These minutes, which have been written in part by a trusted person using an electronic system and in part by myself on two sheets totalling six sides, were read out by me to the party and signed at 3.15 pm.

FEDELE CONFALONIERI

ARRIGO ROVEDA seal